UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. N/A)*

 Windtree Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

97382D204

(CUSIP Number)

December 21, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97382D204	Schedule 13G

(1)	NAMES OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Center Laboratories, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☐
(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5)	SOLE VOTING POWER
0
	(6)	SHARED VOTING POWER
3,551,750
	(7)	SOLE DISPOSITIVE POWER
0
	(8)	SHARED DISPOSITIVE POWER
3,551,750
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,551,750 (1)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

11.1% (1)
(12)	TYPE OF REPORTING PERSON

CO

(1)	Calculations are based upon 32,069,153 shares of Common Stock of the Issuer outstanding as of December 21st, 2018, as reported directly by the Issuer to the Reporting Persons. For the purposes of this calculation, we have not included certain Common Stock warrants which are beneficially owned, directly or indirectly, by the Reporting Persons. It is noted that the exercise of the Warrants is subject to a beneficial ownership limitation of 9.99% (the “9.99% Limitation”) and this limitation can only be changed with effect from the 61st day after a notice requesting such change is delivered to the Issuer. Accordingly, the Warrants are not currently exercisable within 60 days because each Reporting Person’s beneficial ownership percentage has exceeded the 9.99% Limitation.

CUSIP No. 97382D204	Schedule 13G

(1)	NAMES OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Bioengine Capital Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☐
(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5)	SOLE VOTING POWER
0
	(6)	SHARED VOTING POWER
3,551,750
	(7)	SOLE DISPOSITIVE POWER
0
	(8)	SHARED DISPOSITIVE POWER
3,551,750
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,551,750
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

11.1% (1)
(12)	TYPE OF REPORTING PERSON

CO

CUSIP No. 97382D204	Schedule 13G

ITEM 1 (a) NAME OF ISSUER:

Windtree Therapeutics, Inc.

ITEM 1 (b) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

2600 Kelly Road, Suite 100

Warrington, PA 18976

ITEM 2 (a) NAME OF PERSONS FILING:

(i)	Center Laboratories, Inc.
(ii)	Bioengine Capital Inc.

The Reporting Persons have entered into a Joint Filing Agreement, dated March 19, 2019, a copy of which is filed with this Schedule 13G as Exhibit B. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they have formed a group.

ITEM 2 (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

(i)	Center Laboratories, Inc.:

7th Fl., No.3-2, Park St., Nangang Dist.

Taipei City, Taiwan 11503

(ii)	Bioengine Capital Inc.:

7th Fl., No.3-2, Park St., Nangang Dist.

Taipei City, Taiwan 11503

ITEM 2 (c) CITIZENSHIP:

(i)	Center Laboratories, Inc.: Taiwan.
(ii)	Bioengine Capital Inc.: Taiwan.

ITEM 2 (d) TITLE OF CLASS OF SECURITIES:

Common Stock.

ITEM 2 (e) CUSIP NUMBER:

97382D204

ITEM 3 IF 7THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(ii)(F);
(g)	☐	A parent holding company or control person in accordance Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ______

CUSIP No. 97382D204	Schedule 13G

ITEM 4 OWNERSHIP

(a)	AMOUNT BENEFICIALLY OWNED: Please refer to items 5-9 of the cover pages attached hereto.

(b)	PERCENT OF CLASS: Please refer to items 11 of the cover pages attached hereto.

(c)	NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS: Please refer to items 5-8 of the cover pages attached hereto.

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

The beneficial ownership for Bioengine Capital Inc. described in this Schedule 13G is based on 3,551,750 shares of Common Stock issued directly to Bioengine Capital Inc.

Center Laboratories, Inc. owns 58.6% of the equity interest in Bioengine Capital Inc. The beneficial ownership percentage of Center Laboratories, Inc. described in this Schedule 13G is based on Center Laboratories, Inc.’s indirect ownership, through Bioengine Capital Inc., of 3,551,750 shares of Common Stock. A statement regarding the identification of Bioengine Capital Inc. is attached hereto as Exhibit A.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

See Item 6.

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

Not Applicable.

ITEM 9 NOTICE OF DISSOLUTION OF GROUP

Not Applicable.

ITEM 10 CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

CUSIP No. 97382D204	Schedule 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 21, 2019

Bioengine Capital Inc.

By:	/s/ Lin, Jung-Chin
Name:	Lin, Jung-Chin
Title:	Chairman

Center Laboratories, Inc.

By:	/s/ Lin, Jung-Chin
Name:	Lin, Jung-Chin
Title:	Chairman

EXHIBIT A

Subsidiary

Center Laboratories, Inc., which owns 58.6% of the equity interest in Bioengine Capital Inc., is filing this Schedule 13G in its capacity as a parent company of Bioengine Capital Inc., which directly holds the securities being reported under this Schedule 13G.

EXHIBIT B

Joint Filing Agreement

This Agreement is made on March 19, 2019, by and between each of the undersigned.

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the shares of common stock of Windtree Therapeutics, Inc., a Delaware corporation, and that this Agreement may be included as an exhibit to such joint filing.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

IN WITNESS WHEREOF, each of the undersigned has executed this Joint Filing Agreement as of the date first written above.

Center Laboratories, Inc.

By:	/s/ Lin, Jung-Chin
Name:	Lin, Jung-Chin
Title:	Chairman

Bioengine Capital Inc.

By:	/s/ Lin, Jung-Chin
Name:	Lin, Jung-Chin
Title:	Chairman